

Force for Good Accelerator / Fund

Executive Summary:

B Corps^{TM} are a growing community of more than 1,850 companies--including Patagonia, Ben & Jerry's, Etsy, Seventh Generation, and Eileen Fisher--that aspire to use the power of business to solve social and environmental problems.

The Force for Good Accelerator is designed to help nurture, support, and grow women and people of color-owned, high-impact, "Best for the World" B Corporations (i.e., companies that score in the top 10% of B Corps worldwide).

This fund is needed because it is incredibly difficult for early-stage, socially and environmentally responsible businesses run by women and people of color to access non-extractive capital.

The support services are also needed because the decisions that entrepreneurs make very early in the life of the company (e.g., where to seek financing, who to choose as their suppliers, who to hire, how to split equity/ownership, etc.) can severely restrict the company's ability to maximize its positive impact over the long term.

The Force for Good Accelerator / Fund is an innovative opportunity to support these early-stage entrepreneurs with the guidance, access to capital, and connections they need in order to be successful.

Objectives

The objectives of this pilot project include, but are not limited to:

- ● Becoming the world's first accelerator / fund that is specifically designed to nurture, grow, and launch "Best for the World" B Corporations (i.e., companies that score ~130 points or above on the B Impact Assessment and have earned B Corp Certification)
- ● Increasing the number of women- and people of color-owned/managed B Corps

- Increase the number of B Corps who are seeking to address climate change through their business model
- Helping start-up and early stage companies earn Pending B Corp status by:
  - incorporating stakeholder interests into their foundational legal documents (e.g., incorporate as a benefit corporation) to give them the freedom to pursue more than just profits
  - guiding them through the B Impact Assessment to help them implement best practices from the start, with a goal of achieving B Corp certification as soon as they are eligible
- Connecting prospective B Corps to a thriving network of over 1,850 B Corp mentors, potential suppliers, and referral partners

Benefits to Investees / Accelerated Companies

- All the benefits of becoming a Pending B Corp and eventually Certified B Corporation, including increased trust, brand value, retention, discounts, and more.
- Seed capital that will allow leadership to work "on" the business (rather than "in" the business) for at least one year
- Access to a thriving B Corp community, including membership in the regional B2B Networking groups in regions where they exist
- Introductions to other B Corps who could become mentors, suppliers, distributors, and/or partners
- A well structured container for developing key business systems that will enable growth
- A curated peer group of like-minded social entrepreneurs

FAQ

Q: Why is this an "accelerator"? Won't companies need long-term support to have a chance to be "Best for the World"?

The word "accelerator" usually refers to a short-term (e.g., ~3 month) program where entrepreneurs all share the same physical location. The Force for Good Accelerator, in contrast, is a non-place based, longer term (at least one year) program of funding and service support. We feel that the longer term model of support is important because it allows the entrepreneur to continue to run his or her business while providing maximum educational value over an extended amount of time. Being non-place based will also be less expensive to run.

Q: Who will run the Force for Good Accelerator?

Ryan Honeyman, Kevin Bayuk, Shawn Berry, and Erin Axelrod from LIFT Economy and Jenny Kassan from LIFT Economy Law.

Q: Who is providing oversight? Is there an advisory board?

Current advisory board members include:

- Rose Marcario, President and CEO of Patagonia
- Alison May, Former CEO of Patagonia & Director, King Arthur Flour
- Kat Taylor, CEO of Beneficial State Bank
- Konda Mason, CEO of Impact Hub Oakland
- Esther Park, CEO of Cienega Capital
- Gigi Lee Chang, Founder of Plum Organics
- Justina Lai, Dir. of Impact Investing at Wetherby Asset Management
- Bryan Welch, CEO at B The Change Media
- Jeff Rosen, CFO at the Solidago Foundation

Q: Who are some of the early supporters of the fund?

Some of our early supporters who have provided charitable or other support include:

- Kat Taylor, CEO of Beneficial State Bank
- Adam Lowry, Co-founder of Method and Ripple Foods
- Chris Mann, CEO of Guayaki
- Christopher Gavigan, Co-founder of The Honest Company
- Pete Alberse, General Manager of Seventh Generation Ventures
- Joel Solomon, President of Renewal Funds
- Tim Frick, Founder of Mightybytes
- Zach Berke, Founder of Exygy
- Mike Hannigan, President of Give Something Back
- Rebecca Hamilton, VP at Badger Balm
- Michael Pirron, CEO at Impact Makers
- Stu Landsdale, CEO at Grove Collaborative

Q: What size companies will be accelerated?

The fund is open to investing in enterprises at various stages of development and size. We find the following categories to be useful in describing most, but not all, of the prospective investees:

1. Feasibility: Has a business plan, a basic team, and evidence of market demand and/or a compelling innovation. Needs focus on achieving proof of concept, accessing resources, and establishing significant market demand.

2. Proof of Concept: Has a core good or service being delivered with repeatable sales. Typically 1-5 person teams with $100-300K annual gross revenues. Needs focus on growing sales, marketing, market development partners and initial expansion.

3. Initial Regional Growth: Has a foothold in a regional market with a small market share. *Growing up* companies typically are moving from 10-30 person teams and $1-3M in gross revenues to $10-30M in gross revenues. *Growing across* companies are looking for growth via regional replication. Growth companies focus on team development, investing in culture, accessing growth resources, refining (or developing) internal operational systems, and documenting basic systems that will enable replication.

Q: Will you give preference to certain industries / business models / diverse teams?

Yes.
- At a minimum, at least 51% of all companies accelerated must be owned/managed by women.
- Similarly, at least 51% of all companies accelerated must be owned/managed by people of color.
- These are both minimum requirements, not the maximum.

Preference will be given to companies that meet the following characteristics:
- Companies whose business model is specifically designed to mitigate and reduce the effects of climate change (e.g., regenerative agriculture, carbon sequestration, alternative energy, eco-literacy, etc.)
- Companies that can become models for the development of local living economies supporting regional local self reliance. Models, in this context, means companies that provide needed goods and/or services whose practices and methods could be regionally replicated and adapted.
- Companies that prioritize worker ownership or worker inclusion in decision making.

● Please note that these are preferences and not absolute requirements.

Q: What types of companies have you found so far?

We have already identified over a dozen companies that would, preliminarily (*pre-diligence*), be a good fit for the accelerator. These companies include:

Company	Stage	Opportunity	Needs
	Proof of Concept	Woman owned company providing camps and learning experiences for young girls, emphasizing social and emotional intelligence and empowerment.	Market expansion, operating capital to expand offering, strategy to make services more accessible.
	Proof of Concept	50% woman owned enterprise taking food waste and processing into value added products for local food market. Mitigating carbon emissions through capturing waste with vision to expand to direct to market healthy local food in support of local farms and best practice agriculture.	Market development strategy, operational systems design for increased throughput and efficiency. Facilities and team expansion.
	Proof of Concept	Woman-owned clinical services and early childhood playspace mashup and media production company.	Growth and development planning for expanding to next location.
SHARE **EXCHANGE** ...incubating the local economy	Proof of Concept	Local artisanal manufactured product mercantile coop combined with local economy incubator and co-working space.	Growth and development planning for expanding to next location.
Open**Door**	Proof of Concept	Property management for developing community and cooperative property ownership model	Vision refinement, goal setting, finance planning, strategic marketing.
	Growing Up.	Locally grown and milled grains co-marketed under compelling brand.	Growth planning and strategy, culture development.



THREE STONE HEARTH	Growing Across.	Worker-owned cooperative community supported kitchen.	Expansion through "friendchising" model.
ALL Power Labs personal scale power	Growing Across.	Decentralized electricity from gasified waste wood products.	Financing planning and strategy.



Q: These companies sound interesting, but won't you need many more prospects to find the best companies for the accelerator?

Yes. We have a good list of companies from our work with over 100+ high-impact social entrepreneurs over the last five years. Some of the other prospects include:



FOUR LIGHTS HOUSE KOMBUCHA MYCOWORKS LABORX

evrnu FUTURE OF APPAREL 10 POWER CLEAN GROWTH. Sustrana

We anticipate that creating the world's first Force for Good Accelerator will generate an incredible amount of interest and prospective applicants for this program (particularly from referrals from existing B Corps).

If anything, we anticipate that the large amount of interest in this project will allow us to hold a very high ethical bar for acceptance into the accelerator. This is a good problem to have.

Q: How will companies be screened for acceptance?

Prospective participants will be evaluated based on:

- Recommendations from B Lab and the B Corp community
- Commitment to earning Pending B Corp status on path to full certification
- Their preliminary score on the B Impact Assessment (or prospective score if a start-up)

- Their potential benefit to B Corp community (e.g., a key supplier for other existing B Corps)
- An analysis of their financial projections and historical performance
- Values alignment of the team
- Scalability and/or replicability
- Potential value for the B Corp brand
- Willingness to invest in support services
- Investment committee of Advisory Board members

Q: What will the content of the accelerator look like?

- Funding to recipients in amounts up to $100,000
- 12 months of service support provided by LIFT Economy and LIFT Economy Law
    - Monthly service support includes the following (customized to the needs of each company):
        - Impact vision support / business model optimization
        - Support in preparing for a higher B Impact Assessment score
        - Recruiting, hiring, orientation, onboarding and retention support
        - Core value proposition refinement and marketing strategy
        - Thought leadership development and support with associated marketing tactics
        - Operational systems development
        - Sales and business development strategy and tactics
        - Customer service support strategy and project development
- Participants will have access to dozens of seasoned B Corp executives who will play a mentorship role. Participants will also be part of a cohort of companies facing similar challenges to share tips, ideas, and best practices

Q: Will $50k-100k in investment capital be enough to move the needle for these companies?

Yes. In our conversations with founders of several of the aforementioned companies, $50k-$100k would help move them to the next important business milestone. For example, it might be hiring a critical staff member, buying a key piece of equipment, or developing a new product. The amount of money is small yet significant.

Q: What will the structure of the fund look like?

The fund is being offered out of Community Ventures, a California nonprofit organization.

Q: What is your proposed timeline?

In 2016 we are raising capital, identifying prospective investees, and performing due diligence. The Force for Good Accelerator would formally launch in early 2017.

If you have any questions, please email ryan@lifteconomy.com.